Fact Sheet for Term Sheet No. 1580BK/A2
Filed Pursuant to Rule 433
Registration Statement No. 333-162195
Dated: July 30, 2012

Deutsche Bank

Contingent Coupon Securities Linked to the Performance of Brent Crude Futures Contracts due August 14, 2013

Contingent coupon, full downside exposure below the threshold price

General

The securities are linked to the performance of the nearby month's Brent Crude Futures Contracts and may pay a Contingent Coupon on a monthly basis at a rate of 1.061% per month. The Contingent Coupon will be payable on a Coupon Payment Date only if the Closing Price of the Reference Underlying on the applicable Observation Date is equal to or greater than the Coupon Barrier, which is equal to 85.00% of the Initial Price. If the Final Price is equal to or greater than the Threshold Price, which is equal to 85.00% of the Initial Price, investors will be entitled to receive a cash payment on the Maturity Date equal to the Face Amount plus any Contingent Coupon otherwise due on such date. If the Final Price is less than the Threshold Price, investors will be entitled to receive a cash payment that is less than the full Face Amount, resulting in a loss on the Face Amount that is proportionate to the percentage decline in the Reference Underlying. Investors should be willing to lose a significant portion or all of their initial investment if the Final Price is less than the Threshold Price. Any payment on the securities, including the Contingent Coupon payments and payment at maturity, is subject to the credit of the Issuer.

Note Characteristics

- Receive the Contingent Coupon if the Reference Underlying on any Observation Date is equal to or greater than the Coupon Barrier.
- Full downside exposure if the Final Price is less than the Threshold Price

Risk Considerations

- Appreciation potential limited to the Face Amount plus Contingent Coupons regardless of appreciation in the Reference Underlying.
- You will lose a significant portion or all of your investment if the Final Price is less than the Threshold Price.
- Any payment on the securities is subject to the creditworthiness of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your securities to maturity.
- Additional risk factors can be found on the last three pages of this fact sheet.

Contingent Coupon Payment


First Observation Date: Is Closing Price ≥ Coupon Barrier?
Yes, Contingent Coupon
$10.61 on the first Coupon Payment Date
No
No Contingent Coupon on the first Coupon Payment Date
Final Observation Date: Is Closing Price ≥ Coupon Barrier?
Yes, Contingent Coupon
$10.61 on the last Coupon Payment Date (Maturity Date)
No
No Contingent Coupon on the last Coupon Payment Date (Maturity Date)

Summary of Indicative Terms

CUSIP:	2515A1L58
Issuer:	Deutsche Bank AG, London Branch
Maturity/Tenor:	Approximately 12 months
Reference Underlying	The nearby month's brent crude futures contract traded on the Intercontinental Exchange ("ICE") (Bloomberg: CO1 <Comdty>)
Face Amount:	$1,000 per security
Contingent Coupon:	• If the Closing Price of the Reference Underlying on any Observation Date is equal to or greater than the Coupon Barrier, Deutsche Bank AG will pay you the Contingent Coupon applicable to such Observation Date on the related Coupon Payment Date. • If the Closing Price of the Reference Underlying on any Observation Date is less than the Coupon Barrier, the Contingent Coupon applicable to such Observation Date will not be payable and Deutsche Bank AG will not make any payment to you on the related Coupon Payment Date. The Contingent Coupon will be a fixed amount based upon equal monthly installments accrued at the Coupon Rate of 1.061% per month, or $10.61 per $1,000 Face Amount for each Coupon Payment.
Coupon Barrier:	85.00% of the Initial Price
Observation Dates	September 4, 2012, October 3, 2012, November 5, 2012, December 3, 2012, January 3, 2013, February 4, 2013, March 4, 2013, April 3, 2013, May 3, 2013, June 3, 2013, July 3, 2013 and August 9, 2013
Coupon Payment Dates:	The third business day following the applicable Observation Date, subject to acceleration as described under "Description of Securities – Commodity Hedging Disruption Events for Commodity Based Reference Underlyings" in the accompanying product supplement. For the final Observation Date, the Coupon Payment Date will be the Maturity Date.
Payment at Maturity:	• If the Final Price is equal to or greater than the Threshold Price: $1,000 plus any Contingent Coupon otherwise due on such date • If the Final Price is less than the Threshold Price: $1,000 + ($1,000 x the Reference Underlying Return)
Reference Underlying Return:	$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$
Threshold Price:	85.00% of the Initial Price
Initial Price:	The Closing Price of the Reference Underlying on the Trade Date, determined by reference to the September 2012 brent crude futures contract
Final Price:	The Closing Price of the Reference Underlying on the Final Valuation Date, determined by reference to the September 2013 brent crude futures contract.
Closing Price:	On any scheduled trading day, the official settlement price per barrel of Brent Blend Crude Oil on ICE of the futures contract set to expire in the applicable nearby month, stated in U.S. dollars, as made public by ICE (Bloomberg: CO1 <Comdty>)..
Trade Date:	August 3, 2012
Settlement Date:	August 8, 2012
Final Valuation Date:	August 9, 2013
Maturity Date:	August 14, 2013
Calculation Agent:	Deutsche Bank AG, London Branch
Fees and Commissions:	JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the securities and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of securities, but may forgo any fees for sales to certain fiduciary accounts for which JPMorgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 1580BK/A2.

For more information regarding this offering, please refer to the term sheet No. 1580BK/A2 on the SEC website at http://www.sec.gov/Archives/edgar/data/1159508/000095010312003782/dp31871_fwp-ts.htm.

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

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Calculating the Payment at Maturity

For every $1,000 Face Amount of securities, investors will receive at maturity an amount based on the Reference Underlying Return, determined as follows. Any payment on the securities is subject to the credit of the Issuer.

Determine the Reference  Final Price -- Initial Price
[GRAPHIC OMITTED]

                        Hypothetical Payment at Maturity

The hypothetical returns set forth below assume $1,000 of Face Amount of securities, a Coupon Barrier and Threshold Price of 85.00% of the Initial Price
and that the securities are not automatically called.

                                                                              Return on the Securities at Maturity (excluding
Reference Underlying Return Payment at Maturity (excluding Contingent Coupon)              Contingent Coupons)
--------------------------- ------------------------------------------------- -----------------------------------------------
           100.00%                                 $1,000.00                                        0.00%
           80.00%                                  $1,000.00                                        0.00%
           40.00%                                  $1,000.00                                        0.00%
           20.00%                                  $1,000.00                                        0.00%
           10.00%                                  $1,000.00                                        0.00%
            0.00%                                  $1,000.00                                        0.00%
           -10.00%                                 $1,000.00                                        0.00%
           -15.00%                                 $1,000.00                                        0.00%
           -20.00%                                  $800.00                                        -20.00%
           -30.00%                                  $700.00                                        -30.00%
           -40.00%                                  $600.00                                        -40.00%
           -60.00%                                  $400.00                                        -60.00%
           -80.00%                                  $200.00                                        -80.00%
          -100.00%                                   $0.00                                        -100.00%

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                             Selected Risk Factors

YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS --You will receive your initial investment at maturity so long as the Final Price is greater than or equal to the Threshold Price. However, if the Final Price is less than the
Threshold Price, you will lose 1.00% of the Face Amount for every 1.00% the
Final Price of the Reference Underlying is below the Initial Price. Accordingly, under these circumstances, you will lose a significant portion or all of your initial investment in the securities.

YOUR RETURN ON THE SECURITIES IS LIMITED TO THE FACE AMOUNT PLUS COUPONS
REGARDLESS OF ANY APPRECIATION IN THE REFERENCE UNDERLYING -- The securities will not pay more than the Face Amount, plus any accrued and unpaid Contingent
Coupon, at maturity. You will not participate in the appreciation of the
Reference Underlying even if the Final Price of the Reference Underlying is greater than or equal to the Initial Price. The maximum Payment at Maturity will be $1,000 per Face Amount (excluding Contingent Coupon payments), regardless of any appreciation of the Reference Underlying, which may be significant.

NO CONTINGENT COUPON WILL ACCRUE OR BE PAID IN ANY PERIOD IN WHICH THE CLOSING
PRICE OF THE REFERENCE UNDERLYING ON THE RELEVANT OBSERVATION DATE IS LESS THAN
THE COUPON BARRIER -- If the Closing Price of the Reference Underlying on an
Observation Date is less than the Coupon Barrier, you will not receive any
Contingent Coupon for that entire period. You will receive the Contingent Coupon payment for a period only if the Closing Price of the Reference Underlying on the relevant Observation Date is greater than or equal to the Coupon Barrier. If the Closing Price of the Reference Underlying is below the Coupon Barrier on each Observation Date, you will receive no Contingent Coupon payments during the entire term of the securities. Generally, this non-payment of Contingent Coupons coincides with a period of greater risk of loss of your initial investment in the securities.

CREDIT RISK -- The payment of amounts owed to you under the securities is subject to the Issuer's ability to pay. Consequently, you are subject to risks relating to the creditworthiness of Deutsche Bank AG.

COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY
REGIMES, WHICH MAY RESULT IN A HEDGING DISRUPTION EVENT AND A LOSS ON YOUR
INVESTMENT --Commodity futures contracts such as the Reference Underlying are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the securities and affect the value of the Reference Underlying. The effect on the value of the securities of any future regulatory change, including but not limited to changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act, which was enacted on July 21, 2010, is impossible to predict, but could be substantial and adverse to your interest. For example, we may become subject to position limits on certain commodities (such as energy commodities) and the manner in which current exemptions for bona fide hedging transactions or positions are implemented. Such restrictions may cause us or our affiliates to be unable to effect transactions necessary to hedge our obligations under the securities, in which case we may, in our sole and absolute discretion, accelerate the payment on the securities early and pay you an amount determined in good faith and in a commercially reasonable manner by the Calculation Agent. If the payment on the securities is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see "Description of
Securities -- Adjustments to Valuation Dates and Payment Dates -- Commodity
Hedging Disruption Events for Commodity Based Reference Underlyings" in the
accompanying product supplement.

SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE AND MAY NOT CORRELATE WITH THE
PRICES OF COMMODITIES GENERALLY -- The Contingent Coupon payments and the
Payment at Maturity on the securities are linked exclusively to the price of brent crude futures contracts and not to a diverse basket of commodities or a broad-based commodity index. The price of brent crude futures contracts may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the securities are linked to the futures contract of a single commodity, they carry greater risk and may be more volatile than a security linked to the prices of futures contracts of multiple commodities or a broad-based commodity index.

THE SECURITIES OFFER EXPOSURE TO FUTURES CONTRACTS AND NOT DIRECT EXPOSURE TO
PHYSICAL COMMODITIES -- The securities offer investors exposure to the price of
ICE-traded brent crude futures contracts and not to the price of brent crude oil. The price of a commodity futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movement of a futures contract is typically correlated with the movements of the spot price of the reference commodity, but the correlation is generally imperfect and price moves in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the securities may underperform a similar investment that reflects the return on the physical commodity.

INVESTING IN THE SECURITIES IS NOT THE SAME AS INVESTING IN THE REFERENCE
UNDERLYING OR OTHER RELATED CONTRACTS -- The Contingent Coupon payments and the
Payment at Maturity on the securities are based on the Closing Price of the
Reference Underlying on the Observation Dates. The return on your securities may not reflect the return you would realize if you directly invested in the
Reference Underlying, or any exchange-traded or over-the-counter instruments based on the Reference Underlying. You will not have any rights that holders of such commodity or instruments have.

PRICES OF COMMODITIES AND COMMODITY FUTURES CONTRACTS ARE HIGHLY VOLATILE AND
MAY CHANGE UNPREDICTABLY -- Commodity prices are highly volatile and, in many sectors, have experienced unprecedented historical volatility in the past few years. Commodity prices are affected by numerous factors including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements;
monetary and other governmental policies, action and inaction; macroeconomic or geopolitical and military events, including political instability in some oil-producing countries or other countries in which the production of particular commodities may be concentrated; and natural or nuclear disasters. Those events tend to affect commodities prices worldwide, regardless of the location of the event. Market expectations about these events and speculative activity also cause commodities prices to fluctuate. These factors may have a greater impact on commodities prices and commodity futures contracts than on more conventional securities and may adversely affect the performance of the Reference Underlying and, as a result, the market value of the securities, and any payments you may receive in respect of the securities. It is possible that lower prices or increased volatility of commodities will adversely affect the performance of
Reference Underlying and, as a result, the market value of the securities.

CHANGES IN SUPPLY AND DEMAND IN THE MARKET FOR BRENT CRUDE FUTURES CONTRACTS MAY
ADVERSELY AFFECT THE VALUE OF THE SECURITIES -- The securities are linked to the performance of futures contracts on an underlying physical commodity, brent crude oil. Futures contracts are legally binding agreements for the buying or selling of a certain commodity at a fixed price for physical settlement on a future date. Commodity futures contract prices are subject to similar types of pricing volatility patterns as may affect the specific commodities underlying the futures contracts, as well as additional trading volatility factors that may impact futures markets generally. Moreover, changes in the supply and demand for commodities, and futures contracts for the purchase and delivery of particular commodities, may lead to differentiated pricing patterns in the market for futures contracts over time. For example, a futures contract scheduled to expire in a nearby month may experience more severe pricing pressure or greater price volatility
                                                                               3

than the corresponding futures contract scheduled to expire in a later month.
Because the Initial Price and the Closing Price on each Observation Date will be determined by reference to the applicable nearby month's futures contract specified herein, the value of the securities may be less than would otherwise be the case if the Initial Price and the Closing Price on each Observation Date would be determined by reference to the corresponding futures contract scheduled to expire in a more favorable month for pricing purposes.

SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN COMMODITIES AND RELATED FUTURES
MAY ADVERSELY AFFECT THE VALUE OF THE SECURITIES -- The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S.
futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time.
Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could adversely affect the price of the Reference
Underlying and, therefore, the value of the securities.

THE SECURITIES MAY BE SUBJECT TO CERTAIN RISKS SPECIFIC TO BRENT CRUDE OIL AS A
COMMODITY -- Brent crude oil is an energy-related commodity. Consequently, in addition to factors affecting commodities generally, the securities may be subject to a number of additional factors specific to energy-related commodities that might cause price volatility. These factors interrelate in complex ways, and the effect of one factor on the price of the Reference Underlying, and the market value of the securities linked to the Reference Underlying, may offset or enhance the effect of another factor.

FUTURES CONTRACTS ON BRENT CRUDE OIL ARE THE BENCHMARK CRUDE OIL CONTRACTS IN
EUROPEAN AND ASIAN MARKETS -- Because futures contracts on brent crude oil are the benchmark crude oil contracts in European and Asian markets, the Reference
Underlying will be affected by economic conditions in Europe and Asia. A decline in economic activity in Europe or Asia could result in decreased demand for crude oil and for futures contracts on crude oil, which could adversely affect the value of the Reference Underlying and, therefore, the securities.

THERE ARE CERTAIN RISKS RELATING TO THE PRICE OF THE REFERENCE UNDERLYING, AS
DETERMINED BY REFERENCE TO THE OFFICIAL SETTLEMENT PRICE OF THE REFERENCE
UNDERLYING AS DETERMINED BY ICE -- The Reference Underlying is traded on ICE.
The price of the Reference Underlying will be determined by reference to the official settlement price per barrel of Brent Blend Crude Oil on ICE of the nearby month's futures contract, stated in U.S. dollars, as made public by ICE.
Investments in securities linked to the value of commodity futures contracts that are traded on non-U.S. exchanges, such as ICE, involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.

A DECISION BY ICE TO INCREASE MARGIN REQUIREMENTS FOR BRENT CRUDE FUTURES
CONTRACTS MAY AFFECT THE PRICE OF THE REFERENCE UNDERLYING -- If ICE increases the amount of collateral required to be posted to hold positions in the
Reference Underlying (i.e. the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the price of the Reference Underlying to decline significantly.

PAST PERFORMANCE OF THE REFERENCE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE
-- The actual performance of the Reference Underlying may bear little relation to the historical prices of the Reference Underlying. We cannot predict the future performance of the Reference Underlying or whether the performance of the
Reference Underlying will result in any return of your investment.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE
SECURITIES PRIOR TO MATURITY -- Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the securities prior to maturity. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates), will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

LACK OF LIQUIDITY -- The securities will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank
AG (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES --
While we expect that, generally, the price of the Reference Underlying will affect the value of the securities more than any other single factor, the value of the securities will also be affected by a number of economic and market factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE COMMODITIES AND
COMMODITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES -- We and
our affiliates are active participants in the commodities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodities transactions. In addition, we or one or more of our affiliates expect to hedge our commodity exposure from the securities by entering into commodity derivative transactions, such as over-the-counter options or futures. Such trading and hedging activities may affect commodity prices and make it less likely that you will receive a positive return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging and trading activities while the value of the securities declines. We or our affiliates may also engage in trading in instruments linked to the Reference Underlying on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in commodity prices. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities may reflect trading strategies that differ from, or are in direct opposition to, investors' trading and investment strategies relating to the securities.

WE AND OUR AFFILIATES AND AGENTS, OR JPMORGAN CHASE and CO. AND ITS AFFILIATES,
MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE
INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH,
OPINIONS OR RECOMMENDATIONS COULD AFFECT THE PRICE OF THE REFERENCE UNDERLYING
TO WHICH THE SECURITIES ARE LINKED OR THE VALUE OF THE SECURITIES -- We, our
affiliates and agents, and JPMorgan Chase and Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the securities. We, our affiliates and agents, or JPMorgan Chase and Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by us, our affiliates or agents, or JPMorgan Chase and
Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Reference
Underlying to which the securities are linked.

POTENTIAL CONFLICTS -- We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as Calculation
Agent and hedging our

                                                                               4

obligations under the securities. In performing these roles, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE
UNCERTAIN -- We expect to treat the securities for U.S. federal income tax purposes as prepaid financial contracts that are not debt, with associated contingent coupons. If this treatment is respected, you generally should recognize capital gain or loss upon the maturity or disposition of the securities. To the extent that we may be required to file information returns with respect to coupon payments made to certain U.S. holders, we intend to treat such payments as ordinary income. To the extent we have responsibility as a withholding agent, we intend to treat coupon payments made to non-U.S.
holders as U.S.-source income subject to withholding at a 30% rate, absent an exemption or reduction under an applicable treaty. However, there is substantial uncertainty regarding the tax treatment of the securities. If the
Internal Revenue Service ("IRS") were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities could differ materially from those described briefly above.
In addition, Treasury and the IRS released a notice requesting comments on the tax treatment of "prepaid forward contracts" and similar instruments. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

See "Selected Risk Considerations" in the accompanying term sheet and "Risk
Factors" in the accompanying product supplement for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus)
with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No.
1580BK/A2, the underlying supplement and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.
Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 1580BK/A2 and this fact sheet if you so request by calling toll-free 1-800-311-4409. You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

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